Mail Stop 4561

June 19, 2008

VIA U.S. MAIL AND FAX (214) 661-7475

John P. Murray
Chief Financial Officer
New Century Equity Holdings Corp.
200 Crescent Court
Suite 1400
Dallas, TX 75201

>   **Re: New Century Equity Holdings Corp.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2007**
>   **Filed March 28, 2008**
>   **File No. 000-28536**

Dear Mr. Murray:

We have reviewed your response letter dated June 17, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Interest, page 28

1.   We have reviewed your response to our prior comment one. Please confirm to us
        that you will revise your disclosure in future filings to include similar information
        that was provided in your most recent response.

                                    *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please file your response letter on EDGAR. You may
contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202)
551-3629 if you have questions.

                                                Sincerely,

                                                Kevin Woody
                                                Branch Chief